SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR

13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PT Indosat Tbk.

(Name of Subject Company (Issuer))

Qatar Telecom (Qtel) Q.S.C.

Qatar South East Asia Holding S.P.C.

Indonesia Communications Pte. Ltd.

(Names of Filing Persons (Offeror))

Series B Shares, par value Rp100 per share

(Title of Class of Securities)

744383100

(CUSIP Number)

Qatar Telecom (Qtel) Q.S.C.

100 West Bay Center

The Corniche

P.O. Box 217

Doha, Qatar

Attention: Michael Hancock, Esq.

+974 4400 400

(Name, address and telephone number of person authorized to receive notices and communications)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Joseph A. Cosentino, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone: (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$863,301,674.26	$33,927.76

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (i) 1,314,466,775, which is the maximum number of Series B Shares, par value Rp100 per share (“Series B Shares”), of PT Indosat Tbk. (including Series B Shares underlying American Depositary Shares (“ADSs”) (each of which represents fifty (50) Series B Shares)) to be purchased pursuant to the Indonesian Offer for Series B Shares of PT Indosat Tbk. to which this Schedule TO relates and the concurrent U.S. Offer for ADSs (on a combined basis) by (ii) the offer price of Rp7,388 per Series B Share (Rp369,400 per ADS), as converted into U.S. dollars based on the exchange rate between Indonesian Rupiah and U.S. dollars of Rp11,249 to US$1.00, as reported by Bank Indonesia on January 15, 2009.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$33,927.76

Form or Registration No.:	Schedule TO-T

Filing Parties:	Qatar Telecom (Qtel) Q.S.C. Qatar South East Asia Holding S.P.C. Indonesia Communications Pte. Ltd.

Date Filed:	January 20, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 20, 2009, as amended by Amendment No. 1 filed with the SEC on February 3, 2009 and Amendment No. 2 filed with the SEC on February 19, 2009 (as amended, the “Schedule TO”), by Qatar Telecom (Qtel) Q.S.C., a company organized under the laws of Qatar (“Qtel”), Indonesia Communications Pte. Ltd., a company organized under the laws of Singapore and a wholly-owned indirect subsidiary of Qtel (“ICLS” and, together with Qtel, the “Offeror”), and Qatar South East Asia Holding S.P.C., a company organized under the laws of Bahrain, a wholly-owned direct subsidiary of Qtel and the parent company of ICLS. The Schedule TO relates to the Indonesian offer by the Offeror to purchase outstanding Series B Shares, par value Rp100 per share (“Series B Shares”), of PT Indosat Tbk., an Indonesian company, other than Series B Shares held by Qtel and its affiliates and Series B Shares underlying American Depositary Shares (“ADSs”), upon the terms and subject to the conditions set forth in the Indonesian Offer to Purchase (“Offer to Purchase”) and the related Tender Offer Form (which, as amended or supplemented from time to time, together constitute the “Indonesian Offer”). Concurrently with the Indonesian Offer, the Offeror offered to purchase ADSs, other than ADSs held by Qtel and its affiliates, pursuant to a U.S. offer (the “U.S. Offer for ADSs” and, together with the Indonesian Offer, the “Offers”). Each ADS represents fifty (50) Series B Shares. In the aggregate, the Offeror offered to purchase up to 1,314,466,775 Series B Shares (including Series B Shares underlying ADSs) in the Offers on a combined basis. This Amendment is being filed on behalf of the Offeror.

The information set forth in the Offer to Purchase, including Annex A and Schedules I, II and III thereto, is hereby incorporated by reference in answer to all applicable Items of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

The Offers expired at 3:00 a.m., New York City time (which is 3:00 p.m., Jakarta time), on February 18, 2009. Based on the final tabulation provided by The Bank of New York Mellon, the ADS tender agent for the U.S. Offer, and PT Danareksa Sekuritas, the share tender agent for the Indonesian Offer, a total of 17,705,799 ADSs were validly tendered into the U.S. Offer and not withdrawn, and a total of 1,439,620,500 Series B Shares were validly tendered into the Indonesian Offer and not withdrawn, representing an aggregate of 2,324,910,450 Series B Shares (including Series B Shares underlying ADSs). Because the number of Series B Shares (including Series B Shares underlying ADSs) tendered into the Offers exceeded the aggregate number of Series B Shares that the Offeror offered to purchase in the Offers, the proration rules apply pursuant to the terms of the Offers. The proration factor is approximately 56.54%. Applying the proration factor, Qtel accepted for purchase 10,010,572 ADSs at the offer price of US$31.0055 per ADS (which is the U.S. dollar equivalent of Indonesian Rupiah 369,400) and 813,938,000 Series B Shares at the offer price of Indonesian Rupiah 7,388 per Series B Share. After consummation of the Offers, Qtel will beneficially own approximately 65% of the outstanding Series B Shares (including the Series B Shares underlying ADSs).

Pursuant to the terms of the U.S. Offer, the purchase price for ADSs was converted from Indonesian Rupiah to U.S. dollars based on the “Applicable Exchange Rate” of Indonesian Rupiah 11,914 for US$1.00, which is the average of the U.S. dollar/Indonesian Rupiah sell rates for transactions as reported by Bank Indonesia at 4:00 p.m., Jakarta time, on each of the last five (5) Indonesian business days of the offer period (excluding the last day of the offer period) on its official website at http://www.bi.go.id/web/en/Moneter/Kurs+Bank+Indonesia/Kurs+Transaksi/.

On Friday, February 20, 2009, Qtel issued a press release announcing the final results of the Offers. The full text of the press release is attached hereto as Exhibit (a)(5)(vii) and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(vii)	Press Release issued by Qatar Telecom (Qtel) Q.S.C. on February 20, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify as of February 20, 2009 that the information set forth in this statement is true, complete and correct.

QATAR TELECOM (QTEL) Q.S.C.

By:	/s/ Dr. Nasser Marafih
Name:	Dr. Nasser Marafih
Title:	Chief Executive Officer

QATAR SOUTH EAST ASIA HOLDING S.P.C.

By:	/s/ Dr. Nasser Marafih
Name:	Dr. Nasser Marafih
Title:	Chief Executive Officer

INDONESIA COMMUNICATIONS PTE. LTD.

By:	/s/ Michael Hancock
Name:	Michael Hancock
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated January 20, 2009.*

(a)(1)(ii)	Form of Tender Offer Form.*

(a)(5)(i)	Press Release issued by Qtel on June 26, 2008 (incorporated by reference to Schedule TO-C filed by Qtel on June 26, 2008).

(a)(5)(ii)	Press Release issued by Qtel on January 17, 2009.*

(a)(5)(iii)	Press Release issued by Qtel on January 20, 2009.*

(a)(5)(iv)	Summary Advertisement, dated January 20, 2009, published in the Financial Times.*

(a)(5)(v)	Press Release issued by Qtel on February 18, 2009.*

(a)(5)(vi)	Press Release issued by Qtel on February 19, 2009.*

(a)(5)(vii)	Press Release issued by Qtel on February 20, 2009.

(b)	Not applicable.

(d)	Share Purchase Agreement, dated June 6, 2008, between Qtel and STT Communications Ltd. (incorporated by reference to Exhibit 2 to Schedule 13D/A filed by Qtel and Qtel Investment Holdings BSC on June 12, 2008). (Please note that certain portions of the Share Purchase Agreement have been omitted pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b–2 under the Act. A complete copy of the Share Purchase Agreement has been submitted to the Commission.)

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.